UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904

Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,348

	8	SHARED VOTING POWER
1,912,670

	9	SOLE DISPOSITIVE POWER
94,348

	10	SHARED DISPOSITIVE POWER
1,912,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,007,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,912,670

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,912,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,912,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
615,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
615,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
254,485

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
254,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,485

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
304,304

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
304,304

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,304

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
738,126

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
738,126

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,126

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of June 15, 2020, the Reporting Persons are disclosing their beneficial ownership in Leaf Group Ltd. ("Leaf" or the "Issuer") on Schedule 13D instead of Schedule 13G.

ITEM 1. Security and Issuer.

The name of the issuer is Leaf Group Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are:

(i) Osmium Capital, LP, a Delaware limited partnership ("Osmium Fund I");

(ii)  Osmium Capital II, LP, a Delaware limited partnership ("Osmium Fund II");

(iii)  Osmium Spartan, LP, a Delaware limited partnership ("Osmium Fund III");

(iv)  Osmium Diamond, LP ("Osmium Fund IV" and collectively with Fund I, Fund II and Fund III, the "Osmium Funds");

(v)  Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"); and

(vi)  John H. Lewis, a United States citizen ("Mr. Lewis").

Osmium Partners serves as the general partner of each of the Osmium Funds. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of the Osmium Funds is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of the Osmium Funds. Mr. Lewis' principal occupation is serving as the Managing Member of Osmium Partners.

The principal business office of the Reporting Persons is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

On June 15, 2020, the Reporting Persons, together with the Boyle Capital Parties, the Generation Parties, the PEAK6 Parties, the Oak Parties and the Spectrum Parties (each as defined below) agreed to coordinate efforts to enhance shareholder value of the Issuer.  As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons, the Boyle Capital Parties, the Generation Parties, the PEAK6 Parties, the Oak Parties and the Spectrum Parties (collectively, the "Investors"). All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other Investors, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by the other Investors.

The "Boyle Capital Parties" shall mean Boyle Capital Opportunity Fund, LP, Golden Valley Capital Partners, LLC, Boyle Capital Management, LLC, Erik Ritland and Brian Boyle.

The "Generation Parties" shall mean Generation Capital Partners II LLC, Generation Capital Partners II LP, Generation Members' Fund II LP, John Hawkins and Mark Jennings.

The "PEAK6 Parties" shall mean PEAK6 Investments LLC, PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just.

The "Oak Parties" shall mean Oak Investment Partners XI, Limited Partnership, Oak Investment Partners XII, Limited Partnership, Oak Associates XI, LLC, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames.

The "Spectrum Parties" shall mean Spectrum Equity Investors V, L.P., Spectrum Equity Associates V, L.P., Spectrum V Investment Managers' Fund, L.P., SEA V Management, LLC, Brion B. Applegate, Christopher T. Mitchell and Victor E. Parker, Jr.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Osmium Funds in making their purchase of the shares of common stock and options owned by each of them in the aggregate was $6,793,758 from working capital. The source and amount of funds (excluding commissions) used by Mr. Lewis in making their purchase of the shares of common stock and options owned by him in the aggregate was $163,596 from personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

The Reporting Persons originally acquired their position in the Issuer's securities for investment purposes. The Reporting Persons, together with the other Investors, plan to engage with the Issuer's board of directors, and potentially its management, on a path forward for the Issuer that is in the interest of the Issuer's stockholders.  The Investors plan to  discuss options to improve the Issuer's performance, including, but not limited to, changes to management of the Issuer, governance improvements including de-staggering the board, and/or the sale of some or all of the Issuer's assets.

In addition, the Reporting Persons may engage in additional communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional common stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the common stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional common stock or dispose of any or all of its common stock depending upon an ongoing evaluation of the investment in the common stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)

Osmium Fund I directly owns 615,755 shares of common stock (including a maximum of 63,000 shares that may be acquired pursuant to options held by Osmium Fund I) representing 2.3% of the outstanding shares of common stock of the Issuer.

(ii)

Osmium Fund II directly owns 254,485 shares of common stock (including a maximum of 28,000 shares that may be acquired pursuant to options held by Osmium Fund II) representing 1.0% of the outstanding shares of common stock of the Issuer.

(iii)

Osmium Fund III directly owns 304,304 shares of common stock (including a maximum of 39,000 shares that may be acquired pursuant to options held by Osmium Fund III) representing 1.1% of the outstanding shares of common stock of the Issuer.

(iv)

Osmium Fund IV directly owns 738,126 shares of common stock (including a maximum of 40,300 shares that may be acquired pursuant to options held by Osmium Fund IV) representing 2.8% of the outstanding shares of common stock of the Issuer.

(v)

Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,912,670 shares of common stock held by them (including a maximum of 170,300 shares that may be acquired pursuant to options held by the Osmium Funds) representing 7.2% of the outstanding shares of common stock of the Issuer.

(vi)

Mr. Lewis directly owns 94,348 shares of common stock (including a maximum of 7,700 shares that may be acquired pursuant to options held by Mr. Lewis) representing 0.4% of the outstanding shares of common stock of the Issuer. Mr. Lewis may also be deemed to be the beneficial owner of the shares of common stock beneficially owned by Osmium Partners.

(vii)

Collectively, the Reporting Persons beneficially own 2,007,018 shares of common stock (including a maximum of 178,000 shares that may be acquired pursuant to options held by the Reporting Persons) representing 7.5% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,709,874 shares of common stock outstanding as of May 5, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 as filed with the SEC on May 11, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,717,642 shares of common stock representing approximately 40.1% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond his or its pecuniary interest therein.

(b) Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Fund I, Osmium Fund II, Osmium Fund II and Osmium Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 615,755 shares of common stock, 254,485 shares of common stock, 304,304 shares of common stock and 738,126 shares of common stock reported herein, respectively.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure of the Group in Item 2.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

SCHEDULE A

Transactions in the Securities of the Issuer  During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Osmium Capital, LP
Purchase of Common Stock	10,500	$1.0984	4/24/2020
Purchase of Common Stock	18,500	$1.4000	4/30/2020
Purchase of Common Stock	2,900	$1.4498	4/30/2020
Purchase of Common Stock	7,400	$1.4607	5/5/2020
Purchase of Common Stock	5,300	$2.6159	5/6/2020
Purchase of Common Stock	3,300	$1.4266	5/6/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	5,300	$0.3841	5/6/2020
Purchase of Common Stock	5,000	$2.6159	5/12/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	5,000	$0.3841	5/12/2020
Sale of Common Stock	(3,095)	$1.9320	5/13/2020
Sale of Common Stock	(12,905)	$1.9320	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	69,700	$1.7700	5/14/2020
Short Sale of August 21, 2020 Put Options ($2.00 Strike Price)	(63,000)	$1.0000	5/14/2020
Purchase of Common Stock	15,000	$2.9842	6/11/2020
Purchase of Common Stock	30,000	$2.8598	6/12/2020
Purchase of Common Stock	6,400	$3.1835	6/15/2020
Purchase of Common Stock	2,800	$3.1835	6/15/2020
Purchase of Common Stock	17,000	$3.2987	6/17/2020
Purchase of Common Stock	30,000	$2.9601	6/19/2020

Osmium Capital II, LP
Purchase of Common Stock	4,500	$1.0984	4/24/2020
Purchase of Common Stock	8,200	$1.4000	4/30/2020
Purchase of Common Stock	1,300	$1.4498	4/30/2020
Purchase of Common Stock	3,300	$1.4607	5/5/2020
Purchase of Common Stock	1,500	$1.4266	5/6/2020
Purchase of Common Stock	4,400	$2.6159	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	4,400	$0.3841	5/13/2020
Sale of Common Stock	(295)	$1.9320	5/13/2020
Sale of Common Stock	(305)	$1.9320	5/13/2020
Sale of Common Stock	(1,000)	$1.9320	5/13/2020
Sale of Common Stock	(1,000)	$1.9320	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	29,500	$1.7700	5/14/2020
Short Sale of August 21, 2020 Put Options ($2.00 Strike Price)	(28,000)	$1.0000	5/14/2020
Purchase of Common Stock	450	$3.1835	6/15/2020
Purchase of Common Stock	8,000	$3.2987	6/17/2020
Purchase of Common Stock	13,000	$2.9601	6/19/2020

Osmium Spartan, LP
Purchase of Common Stock	2,500	$2.6144	4/20/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	2,500	$0.3856	4/20/2020
Purchase of Common Stock	11,600	$1.4000	4/30/2020
Purchase of Common Stock	1,800	$1.4498	4/30/2020
Purchase of Common Stock	4,600	$1.4607	5/5/2020
Purchase of Common Stock	2,000	$1.4266	5/6/2020
Purchase of Common Stock	2,200	$2.6144	5/6/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	2,200	$0.3856	5/6/2020
Purchase of Common Stock	20,000	$1.5150	5/7/2020
Purchase of Common Stock	1,800	$2.6144	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	1,800	$0.3856	5/13/2020
Sale of Common Stock	(8,000)	$1.9320	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	31,200	$1.7700	5/14/2020
Short Sale of August 21, 2020 Put Options ($2.00 Strike Price)	(39,000)	$1.0000	5/14/2020
Purchase of Common Stock	300	$3.2450	6/16/2020
Purchase of Common Stock	7,000	$2.9601	6/19/2020

Osmium Diamond, LP
Purchase of Common Stock	8,500	$2.6159	4/20/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	8,500	$0.3841	4/20/2020
Purchase of Common Stock	35,000	$1.1400	4/27/2020
Purchase of Common Stock	55,000	$1.2045	4/28/2020
Purchase of Common Stock	11,700	$1.4000	4/30/2020
Purchase of Common Stock	1,819	$1.4498	4/30/2020
Purchase of Common Stock	15,426	$1.4297	5/4/2020
Purchase of Common Stock	4,700	$1.4607	5/5/2020
Purchase of Common Stock	2,030	$1.4266	5/6/2020
Purchase of Common Stock	25,000	$1.6200	5/8/2020
Purchase of Common Stock	20,000	$1.5938	5/8/2020
Purchase of Common Stock	10,000	$1.6539	5/8/2020
Sale of Common Stock	(1,710)	$1.9320	5/13/2020
Sale of Common Stock	(6,487)	$1.9320	5/13/2020
Purchase of May 15, 2020 Put Options ($3.00 Strike Price)	39,900	$1.7700	5/14/2020
Short Sale of August 21, 2020 Put Options ($2.00 Strike Price)	(40,300)	$1.0000	5/14/2020
Purchase of Common Stock	24,405	$2.7424	6/9/2020
Purchase of Common Stock	70,000	$3.1873	6/10/2020
Purchase of Common Stock	10,000	$2.9842	6/11/2020
Purchase of Common Stock	20,000	$2.8598	6/12/2020
Purchase of Common Stock	60,350	$3.1835	6/15/2020
Purchase of Common Stock	25,000	$2.7120	6/15/2020
Purchase of Common Stock	24,842	$2.9601	6/19/2020

John H. Lewis
Purchase of Common Stock	3,800	$1.7499	5/11/2020

Purchase of Common Stock	1,200	$1.7450	5/11/2020
Purchase of Common Stock	5,000	$1.7498	5/11/2020
Purchase of Common Stock	5,000	$1.7500	5/11/2020
Purchase of Common Stock	100	$1.8998	5/15/2020
Purchase of Common Stock	600	$1.8998	5/15/2020
Purchase of Common Stock	2,004	$1.9199	5/15/2020
Purchase of Common Stock	996	$1.9189	5/15/2020
Purchase of Common Stock	1,450	$1.9200	5/15/2020
Purchase of Common Stock	1,550	$1.9199	5/15/2020
Purchase of Common Stock	2,000	$1.7100	5/21/2020
Purchase of Common Stock	1,318	$1.7100	5/21/2020
Purchase of Common Stock	1,451	$1.7099	5/21/2020
Purchase of Common Stock	1,800	$1.7086	5/21/2020
Purchase of Common Stock	400	$1.7050	5/21/2020
Purchase of Common Stock	31	$1.7000	5/21/2020
Purchase of Common Stock	400	$1.7100	5/21/2020
Purchase of Common Stock	4,600	$1.7199	5/21/2020
Purchase of Common Stock	400	$1.7150	5/21/2020
Purchase of Common Stock	1,120	$1.7183	5/22/2020
Purchase of Common Stock	380	$1.7150	5/22/2020
Purchase of Common Stock	1,500	$1.8700	5/22/2020

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Leaf Group Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 22, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP